Ms. Beverly Singleton
December 11, 2018

December 11, 2018

VIA EDGAR

Ms. Beverly Singleton
Division of Corporate Finance
Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re:    Gentex Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 21, 2018
Form 10-Q for the Quarterly Period Ended September 30, 2018
Filed November 2, 2018
File No. 000-10235

Dear Ms. Singleton:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filings of Gentex Corporation, a Michigan corporation (“Gentex” or "the Company") made in your letter dated November 15, 2018. This letter is provided by December 14, 2018, pursuant to the Company's letter dated November 21, 2018, confirming a telephone conversation with you on November 20, 2018, respectfully requesting an extension to respond until December 14, 2018. Set forth below are each of the Staff's numbered comments (in bold), followed by Gentex's response.

General:

1.     We note your disclosure that contracts with original equipment manufactures (OEM) generally include Long Term Supply Agreements, and that costs incurred to fulfill these contracts are accounted for under ASC 340-10. Please expand to disclose whether such costs are reimbursable, not reimbursable, or included in the pricing consideration, and whether you expense or capitalize such costs. Also disclose the amount of such contract costs, if material and where it is classified in the financial statements. Reference is made to ASC 340-10-S99-3.

Company Response:

For certain contracts with OEMs, the Company itself incurs the costs associated with the pre-production activities necessary to fulfill such contracts. The Company does not generally include the pre-production activities in our pricing consideration for such contracts. In addition, the Company does not typically enter into pre-production tooling arrangements unless customer-owned tooling costs are recovered through guaranteed reimbursement provisions upon production approval.

Ms. Beverly Singleton
December 11, 2018

Generally, pre-production tooling costs are incurred by the Company and handled in the contract arrangement with the customer for reimbursement under one of the following methods:
(1) Gentex incurs pre-production tooling costs and does not receive reimbursement from the customer. In these circumstances, Gentex retains title to the tooling and accounts for such costs as a component of "Property, plant and equipment, net" line item of the Consolidated Balance Sheets.
(2) Gentex initially incurs pre-production tooling costs and receives reimbursement from the customer typically through lump-sum payments once production approval has been received, or in some cases through piece price reimbursements over the course of the production of the parts.

For pre-production tooling costs incurred where the Company receives reimbursement from the customer, the costs are tracked, and the amount due from the customer is recorded to the "Prepaid expenses and other" line item of the Consolidated Balance Sheets. Reimbursements from the customer are then recorded when received as a reduction to the "Prepaid expenses and other" line item. The amount due from the customer included in the "Prepaid expenses and other" Consolidated Balance Sheets financial statement line item related to reimbursable pre-production and reimbursable tooling costs were approximately $1.8 million or 0.07% of total assets and $6.7 million or 0.29% of total assets as of December 31, 2017 and December 31, 2016, respectively, and, therefore, the Company deemed these amounts to be immaterial for disclosure purposes. The same is the case for the quarter ended September 30, 2018, as such associated amounts were approximately $6.6 million or 0.32% of total assets.

Additionally, as noted above, Company owned tooling is recorded in the “Property, plant and equipment, net” line item on the Consolidated Balance Sheets. Such associated amounts, net of depreciation, were approximately $9.3 million or 0.4% of total assets and $7.7 million or 0.3% of total assets as of December 31, 2017 and December 31, 2016, respectively, and, therefore, the Company also deemed these amounts to be immaterial for disclosure purposes. The same is the case for the quarter ended September 30, 2018, as such associated amounts, net of depreciation, were approximately $8.5 million or 0.4% of total assets.

Any reimbursement in excess of cost for tooling (or any net loss as a result of costs incurred by the Company exceeding reimbursement) is recorded in the “Cost of Goods Sold” line item of the Consolidated Statements of Income as gain/loss on reimbursable projects. Any reimbursement in excess of cost for of development costs incurred by the Company (or any net loss as a result of development costs incurred by the Company exceeding reimbursement) are netted against the "Engineering, research and development" expense line item of the Consolidated Statements of Income as a gain/loss on reimbursable projects.

	Cost of Goods Sold (COGS)	Pre-production Activities (net)	% of COGS
FY 2016	$1,010,472,512	$7,059,333	0.70%
FY 2017	$1,100,344,312	$7,856,350	0.71%
FY 2018 Q3 YTD	$862,231,819	$6,559,238	0.76%

Net pre-production costs and reimbursements for the current fiscal year and two previous fiscal years represented less than 0.5% of our Net Sales and less than 0.8% of our Cost of Goods Sold, and, as such, the Company deemed these amounts to be immaterial for disclosure purposes.

Ms. Beverly Singleton
December 11, 2018

The Company is aware of, will continue to consider, and will include the relevant disclosures specified in ASC 340-10-S99-3 in our future filings if the amounts of such costs become material.

2.     We note your disclosure that the company does not generate revenue from arrangements with multiple deliverables. Please explain to us how you identify the performance obligation(s) in contracts that include Long Term Supply Agreements.

Company Response:

The Company's arrangements with customers typically involve various governing documents (Master Purchase Agreements, Terms and Conditions Agreements, etc.) which do not reach the level of a performance obligation until the Company receives either a purchase order and/or a customer release for a specific number of parts at a specified price, at which point the collective group of such documents represent an enforceable contract. While the long-term supply arrangements generally range from three to five years, customers make absolutely no commitments to volumes. In addition, customers can, and regularly do, change pricing and specifications prior to or even during production. Revenue is recognized when control of the parts produced are transferred to the customer according to the terms of the contract, which is usually when the parts are shipped or delivered to the customer’s premises. The Company has also determined that any shipping and handling should be accounted for as a fulfillment activity, and, therefore, not considered to be a separate performance obligation.

The Company respectfully submits that the foregoing is sufficiently responsive to the Staff's comments and demonstrates that there is no need to revise any existing disclosure. Should you have additional comments or require additional information, please feel free to contact me by telephone at (616) 772-1590 x4412 or by email at kevin.nash@gentex.com.

Sincerely,

/s/ Kevin C. Nash

Kevin C. Nash
Chief Financial Officer, Vice President of
                            Finance, and Treasurer

cc:    Mr. Steven R. Downing, President and Chief Executive Officer
Mr. Scott P. Ryan, Vice President and General Counsel